Exhibit 4.1
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
The following description of the common stock, par value $0.01 per share (the “Common Stock”) of CIRCOR International, Inc. (“us,” “our,” “we” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), summarizes certain information regarding the Common Stock in our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), our Amended and Restated By-Laws (the “Bylaws”) and applicable provisions of Delaware General Corporation Law (the “DGCL”), and is qualified by reference to the Certificate of Incorporation and the Bylaws, which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.
Authorized Capital Stock
Our authorized capital stock consists of 29,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).
Common Stock
Voting Rights. Each holder of Common Stock is entitled to one vote for each share held of record on all matters to be voted upon by stockholders, unless otherwise provided by law or by our Certificate of Incorporation. All elections of directors are decided by a plurality, and all other questions are decided by a majority of the votes cast on such matter at a duly held meeting of stockholders at which a quorum is present, unless a larger vote is required by law, our Certificate of Incorporation or our Bylaws.
Dividends. Subject to the rights, powers and preferences of any outstanding Preferred Stock, and except as provided by law or in our Certificate of Incorporation, dividends may be declared and paid or set apart for payment upon the Common Stock out of legally available assets or funds when and as declared by the board of directors.
Liquidation, Dissolution or Winding Up. Subject to the rights, powers and preferences of any outstanding Preferred Stock, in the event of our liquidation, dissolution or winding up, our net assets will be distributed pro rata to the holders of Common Stock.
Other Rights. Holders of the Common Stock have no right to:

•	convert the stock into any other security;

•	have the stock redeemed;

•	purchase additional stock; or

•	maintain their proportionate ownership interest.
The Common Stock does not have cumulative voting rights. Holders of shares of the Common Stock are not required to make additional capital contributions.

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Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have Anti-Takeover Effects
Board of Directors. Our Certificate of Incorporation and Bylaws provide for a board of directors divided as nearly equally as possible into three classes. Each class is elected to a term expiring at the annual meeting of stockholders held in the third year following the year of such election. The number of directors comprising our board of directors is fixed from time to time by the board of directors.

Removal of Directors by Stockholders. Our Certificate of Incorporation provides that, subject to the rights, if any, of any series of Preferred Stock, any member of our board of directors may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of two-thirds of the shares then entitled to vote at an election of directors.
Advance Notice Provisions. Our Bylaws provide that a stockholder must notify us in writing, within timeframe specified in the Bylaws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders.
No Action By Written Consent. Our Certificate of Incorporation provides that our stockholders may not act by written consent and may only act at duly called meetings of stockholders.
Special Meetings of Stockholders. Except as otherwise required by law and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of stockholders may be called only by the board of directors.
Preferred Stock. We are authorized to issue up to 1,000,000 shares of “blank check” Preferred Stock, which may be issued in one or more series upon authorization of our board of directors. Our board of directors is authorized to fix the designations, powers, preferences and the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions of the shares of each series of Preferred Stock. A series of our Preferred Stock could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue shares of Preferred Stock based upon its judgment as to the best interests of our stockholders. Our directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
Delaware Business Combination Statute. Section 203 of the DGCL is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting

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stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.
The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.
The prohibition against these transactions does not apply if:

•
prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•
the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

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